FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Disclosures under Section 302 of the Companies Act, 1956

Item 1

ICICI Bank Limited

Registered Office :  ‘Landmark’, Race Course Circle, Vadodara 390 007, India
Corporate Office :  ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, India

To the Members:
Disclosure under Section 302 of the Companies Act, 1956

The Board of Directors of ICICI Bank (the Bank) at its Meeting, held on April 28, 2011 decided to revise and merge the present  cash allowances consisting of leave travel allowance, house rent allowance and medical reimbursement under one head viz supplementary allowance for the wholetime Directors.  Consequently, the Managing Director & CEO and other wholetime Directors shall each be paid supplementary allowance as mentioned in the table below effective April 1, 2011 subject to approval of members and the Reserve Bank of India.

(in (crore symbol) per month)
Supplementary allowance
Chanda Kochhar Managing Director & CEO	700,000
N.S. Kannan Executive Director & CFO	480,000
K. Ramkumar Executive Director	480,000
Rajiv Sabharwal Executive Director	465,000

The above remuneration Is within the limits prescribed by the applicable provisions of the Companies Act, 1956.

The other terms and conditions of their appointment remain the same.

Memorandum of Interest of Directors

None of the Directors of your Bank, except for Ms. Chanda Kochhar, Mr. N. S. Kannan, Mr. K. Ramkumar and Mr. Rajiv Sabharwal are interested in the revision in the above mentioned renumeration with respect to Supplementary allowance.

Copy of the Resolution passed by the Board at its Meeting held on April 28, 2011 in respect of the above revision in remuneration with respect to Supplementary allowance may be inspected at the Registered/Corporate Office of ICICI Bank between 10.30 a.m. and 12.30 p.m. on all working days except Saturday upto June 27, 2011.

By Order of the Board /s/ Sandeep Batra Sandeep Batra
Place: Mumbai	Group Compliance Officer &
Date : May 3, 2011	Company Secretary

Implementation of circular issued by MCA on "Green Initiatives in Corporate Governance”

You will be happy to note that as a responsible corporate citizen, your Bank supports the ‘Green Initiative’ taken by the Ministry of Corporate Affairs (“MCA”)  vide its circular nos. 17/2011 dated April 21, 2011 and 18/2011 dated April 29, 2011 and in terms of the enabling provisions of these circulars will effect electronic delivery of documents including the notice and explanatory statement of Annual General Meeting (AGM), audited financial statements, directors’ report, auditors’ report, etc. for the year ended March 31, 2011, in electronic form, to the email address which you have previously registered with your Depository Participant(DP) as your valid email address.  Investors desirous of refreshing/updating their email addresses are requested to do so immediately in their respective DP accounts not later than May 12, 2011.  Effective May 13, 2011, the email addresses indicated in your respective DP accounts which will be periodically downloaded from NSDL/CDSL will be deemed to be your registered email address for serving notices/documents including those covered under Section 219 of the Copanies Act, 1956.

Emails are being sent to available email addresses to enable investors to indicate their choice in case they desire to receive printed copies of documents/notices/annual reports.  Shareholders holding shares in physical form desirous of availing electronic form of delivery of documents are requested to immediately update their email addresses with our Registrars and Transfer Agents viz. M/s 3i Infotech Ltd. by using the login id and password indicated below for each shareholder in the link as given below on or before May 12, 2011.

Link/Url: ---------------

Folio No	User ID	Password
--------	--------	--------

Please note that only those requests received upto May 12, 2011 and email addresses updated with NSDL/CDSL upto this date which are valid in all respects will be considered for dispatch of Annual Reports in electronic form.  The rest of the shareholders will be dispatched the Notice and Explanatory Statement of the AGM as well as the Annual Report for the Financial Year ended March 31, 2011 in physical form.

The Notice of AGM and the copies of audited financial statements, directors’ report, auditors’ report etc. will also be displayed on the website www.icicibank.com of the Bank and the other requirements of the aforesaid MCA circulars will be duly complied with.

ICICI Bank Limited

Registered Office :  ‘Landmark’, Race Course Circle, Vadodara 390 007, India
Corporate Office :  ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, India

To the Members:

Disclosure under Section 302 of the Companies Act, 1956

The Board of Directors of ICICI Bank (the Bank) at its Meeting, held on April 28, 2011 decided to revise and merge the present  cash allowances consisting of leave travel allowance, house rent allowance and medical reimbursement under one head viz supplementary allowance for the wholetime Directors.  Consequently, the Managing Director & CEO and other wholetime Directors shall each be paid supplementary allowance as mentioned in the table below effective April 1, 2011 subject to approval of member and the Reserve Bank of India.

(in (crore symbol) per month)
Supplementary allowance
Chanda Kochhar Managing Director & CEO	700,000
N.S. Kannan Executive Director & CFO	480,000
K. Ramkumar Executive Director	480,000
Rajiv Sabharwal Executive Director	465,000

The above remuneration Is within the limits prescribed by the applicable provisions of the Companies Act, 1956.

The other terms and conditions of their appointment remain the same.

Memorandum of Interest of Directors

None of the Directors of your Bank, except for Ms. Chanda Kochhar, Mr. N. S. Kannan, Mr. K. Ramkumar and Mr. Rajiv Sabharwal are interested in the revision in the above mentioned renumeration with respect to Supplementary allowance.

Copy of the Resolution passed by the Board at its Meeting held on April 28, 2011 in respect of the above revision in remuneration with respect to Supplementary allowance may be inspected at the Registered/Corporate Office of ICICI Bank between 10.30 a.m. and 12.30 p.m. on all working days except Saturday upto June 27, 2011.

By Order of the Board /s/ Sandeep Batra Sandeep Batra
Place: Mumbai	Group Compliance Officer &
Date : May 3, 2011	Company Secretary

PLEASE VIEW OVERLEAF FOR IMPORTANT COMMUNICATION ON IMPLEMENTATION OF CIRCULAR ISSUED BY MCA ON “GREEN INITIATIVES IN CORPORATE GOVERNANCE”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: May 9, 2011	By:	/s/ Shanthi Venkatesan
Name: Shanthi Venkatesan
Title : Assistant General Manager